Exhibit 99.7

Extraordinary Shareholders Meeting Océ N.V. approves resolutions

Venlo, October 11, 2006 – At today’s Extraordinary Meeting of Shareholders of Océ. N.V. both resolutions of the agenda were approved.

Mr. Anton H. Schaaf was appointed a member of the Board of Executive Directors of Océ N.V.

A new remuneration policy of the Board of Supervisory Directors, in which additional compensation for work done in committees is included, was also approved.

Ultimately January 11, 2007 the minutes of the meeting will be published on the corporate website (investor.oce.com) and will be supplied to shareholders upon request.

Océ N.V.

October 11, 2006

For further information:

Investor Relations:	Press:

Pierre Vincent, Senior VP Investor Relations Venlo, the Netherlands Telephone # 31 77 359 2240 E-mail investor@oce.com	Jan Hol, Senior VP Corporate Communications Venlo, the Netherlands Telephone # 31 77 359 2000 E-mail jan.hol@oce.com

Océ N.V. P.O. Box 101, 5900 MA Venlo, the Netherlands Telephone # 31 77 359 2240 Océ information for investors on the internet: investor.oce.com